UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 _____________________________
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

China Biologic Products Holdings, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G21515104

(CUSIP Number)

Eric Chan CITIC Capital Holdings Limited 28/F, CITIC Tower 1 Tim Mei Avenue Central, Hong Kong Tel: 852-3710-6889

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13-d1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS CITIC CAPITAL CHINA PARTNERS IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☐
	(B)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,477,335 Ordinary Shares (See Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,477,335 Ordinary Shares (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,477,335 Ordinary Shares (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Percentage calculated based on the total number of 38,263,787 Ordinary Shares issued and outstanding as of June 30, 2019 as reported in the current report on Form 6-K (the “Form 6-K”) furnished to the Securities Exchange Commission (the “SEC”) by the Issuer (as defined below) on August 5, 2019.

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS CCP IV GP LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☐
	(B)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,477,335 Ordinary Shares (See Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,477,335 Ordinary Shares (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,477,335 Ordinary Shares (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 38,263,787 Ordinary Shares issued and outstanding as of June 30, 2019 as reported in the Form 6-K furnished to the SEC by the Issuer on August 5, 2019.

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS CITIC CAPITAL PARTNERS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☐
	(B)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,477,335 Ordinary Shares (See Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,477,335 Ordinary Shares (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,477,335 Ordinary Shares (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 38,263,787 Ordinary Shares issued and outstanding as of June 30, 2019 as reported in the Form 6-K furnished to the SEC by the Issuer on August 5, 2019.

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS CITIC CAPITAL HOLDINGS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☐
	(B)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,477,335 Ordinary Shares (See Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,477,335 Ordinary Shares (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,477,335 Ordinary Shares (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 38,263,787 Ordinary Shares issued and outstanding as of June 30, 2019 as reported in the Form 6-K furnished to the SEC by the Issuer on August 5, 2019.

CUSIP No. G21515104

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D previously filed jointly with the SEC on June 18, 2018 (the “Initial Filing”) by CCRE Holdings Limited, CCMB and CCHL, as amended by Amendment No. 1 to the Initial Filing filed on August 27, 2018 by CCRE Holdings Limited, CCMB and CCHL (the “Amendment No. 1”), Amendment No. 2 to the Initial Filing filed on October 16, 2018 by CCCP IV, CCP IV GP, CCPL, CCHL and CCMB (the “Amendment No. 2”) and Amendment No. 3 to the Initial Filing filed on October 31, 2018 by CCCP IV, CCP IV GP, CCPL and CCHL (together with CCCP IV, CCP IV GP and CCPL, the “Reporting Persons”) (the “Amendment No. 3,” together with the Initial Filing, Amendment No. 1 and Amendment No. 2, the “Original Schedule 13D”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Biologic Products Holdings, Inc., a company organized under the laws of the Cayman Islands (the “Issuer”). The Reporting Persons entered into a joint filing agreement, dated as of October 16, 2018, a copy of which was filed with the Amendment No. 2 as Exhibit 1.

Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No. 4 have the respective meanings set forth in the Original Schedule 13D.

Item 2. Identity and Background

Item 2 is amended by replacing the Schedule A to the Original Schedule 13D with the Schedule A hereto and supplemented by adding the following:

During the last five years, none of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Since October 31, 2018, CCCP IV acquired a total of 26,472 Ordinary Shares through open market purchases with a total consideration of $2.3 million. The source of fund was its capital under management.

CCCP IV, together with Beachhead Holdings Limited (“Beachhead”), PW Medtech Group Limited (“PWM”), Parfield International Ltd. (“Parfield”), HH Sum-XXII Holdings Limited (“Hillhouse”) and V-Sciences Investments Pte. Ltd (“Temasek,” together with CCCP IV, Beachhead, PWM, Parfield, and Hillhouse, each, an “Initial Consortium Member,” and together with any additional parties who may, after the date thereof, join the Consortium Agreement (as defined below) in accordance with the terms thereof (the “Additional Parties”), collectively, the “Buyer Consortium”) anticipates that, at the price per Ordinary Share set forth in the Proposal (as defined in Item 4 below), approximately $1.93 billion would be expended in acquiring all of the Ordinary Shares owned by shareholders of the Issuer other than the members of the Buyer Consortium and their respective affiliates.

It is anticipated that the funding for the Transaction (as described in Item 4 below) will be provided by a combination of debt and equity financing. The equity financing will be provided by the members of the Buyer Consortium in the form of cash and through the rollover of certain amount of the equity interests in the Issuer held by the members of the Buyer Consortium and their respective affiliates (such equity interests referred to in the foregoing clause, collectively, the “Rollover Securities”). Debt financing, if used, will be primarily provided by one or more third party financial institutions.

CUSIP No. G21515104

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following before the last paragraph thereof:

In connection with the submission of the Proposal by the Buyer Consortium and the Transaction, on September 18, 2019, the board of directors of the Issuer (the “Issuer’s Board”) granted to Beachhead, PWM, CCCP IV and HH China Bio Holdings LLC (an affiliate of Hillhouse) a waiver from complying with certain restrictions as agreed under the investor rights agreements entered into by each of such persons and the Issuer, respectively, solely for the purpose of the Proposal and the Transaction and for a period from the effectiveness of such waiver to the earlier of (i) 12 months therefrom, and (ii) the entry into the definitive agreement for the Transaction as recommended by the Issuer’s Special Committee (as defined below) and approved by the Issuer’s Board. The Issuer’s Board has also determined that each member of the Buyer Consortium shall be an “exempt person” under the Issuer’s currently effective preferred shares rights agreement

On September 18, 2019, the Initial Consortium Members entered into a consortium agreement (the “Consortium Agreement”), pursuant to which each member of the Buyer Consortium has agreed, among other things, to (i) cooperate with other members of the Buyer Consortium in good faith in arranging financing; engaging advisors and preparing definitive documentation in connection with an acquisition transaction (the “Transaction”) with respect to the Issuer as contemplated by the Proposal (as defined below), (ii) for a period of 12 months after the date of the Consortium Agreement, work exclusively with each other with respect to the Transaction and vote all equity securities held or otherwise beneficially owned by it or its affiliates in the Issuer in favor of the authorization and approval of the Transaction and any definitive documentation in connection therewith, and (iii) cancel the Rollover Securities for no consideration and subscribe for certain number of newly issued shares of a new company to be formed by the Buyer Consortium.

On September 18, 2019, the Buyer Consortium submitted a non-binding preliminary proposal (the “Proposal”) to the Issuer’s Board. In the Proposal, the Buyer Consortium proposed to acquire all of the outstanding Ordinary Shares of the Issuer (other than the Rollover Securities) for $120 per share in cash. The Proposal also provided that, among other things, the Buyer Consortium would (a) conduct customary due diligence on the Issuer and (b) negotiate and execute definitive agreements with respect to the Transaction that would provide for representations, warranties, covenants and conditions that would be typical, customary and appropriate for transactions of this type. The Proposal further stated that the Buyer Consortium expected that the Issuer’s Board would set up a special committee (the “Issuer’s Special Committee”) comprised of independent and disinterested directors of the Issuer and that the Issuer’s Special Committee will consider the Proposal and make a recommendation to the Issuer’s Board.

If the Transaction is carried out and consummated, the Ordinary Shares of the Issuer will no longer be traded on the NASDAQ Global Market and the registration of the Ordinary Shares of the Issuer under Section 12 of the Act is expected to be terminated. No assurance can be given that any definitive agreement will be entered into or the Transaction will be consummated. The Proposal provides that it does not constitute any binding commitment with respect to the Transaction and that a binding commitment will result only from the execution of definitive agreements based on the terms and conditions therein.

References to the Consortium Agreement and the Proposal in this Amendment No. 4 are qualified in their entirety by reference to the Consortium Agreement and the Proposal, copies of which are attached hereto as Exhibits 1 and 2 incorporated herein by reference in their entirety.

CUSIP No. G21515104

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a), (b) The following table sets forth the beneficial ownership of Ordinary Shares of the Issuer by each of the Reporting Persons as of the date hereof.

			Number of Ordinary Shares Beneficially Owned by Each Reporting Person with:
Reporting Person	Amount beneficially owned(1)	Percent of class(2)	Sole power to vote or direct the vote	Shared power to vote or to direct the vote		Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
	(in Ordinary Shares)
CCCP IV	3,477,335	9.1%	3,477,335		0	3,477,335	0
CCP IV GP	3,477,335(3)	9.1%	3,477,335		0	3,477,335	0
CCPL	3,477,335(3)	9.1%	3,477,335		0	3,477,335	0
CCHL	3,477,335(3)	9.1%	3,477,335		0	3,477,335	0

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Act, as amended.

(2)	Percentage is calculated based on the total number of 38,263,787 Ordinary Shares issued and outstanding as of June 30, 2019 as reported in the Form 6-K furnished to the SEC by the Issuer on August 5, 2019.

(3)	Represents 3,477,335 Ordinary Shares, beneficially owned by CCCP IV.

Each of CCPL and CCHL may be deemed to beneficially own the Ordinary Shares beneficially owned by CCCP IV, however each such Reporting Person hereby expressly disclaims such beneficial ownership except to the extent of its pecuniary interest therein.

Because of the arrangements in the Consortium Agreement, the parties to that agreement may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act. Neither the filing of this Amendment No. 4 nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the Ordinary Shares beneficially owned by other members of the Buyer Consortium and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)       To the best of the Reporting Persons’ knowledge, except as set forth herein, there have been no transactions effected with respect to any Ordinary Shares during the past 60 days by any of the persons named in response to Item 5(a)-(b).

(d)       To the best knowledge of the Reporting Persons, except as set forth herein, no person (other than the Reporting Persons) is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Amendment No. 4.

(e)       Not applicable.

CUSIP No. G21515104

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following before the last paragraph thereof:

The descriptions of the principal terms of the Consortium Agreement and the Proposal under Item 4 are incorporated herein by reference to this Item 6 in their entirety.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1 Consortium Agreement dated September 18, 2019 by and among the Initial Consortium Members (incorporated by reference to Exhibit 1 to Amendment No. 6 to Schedule 13D filed with the SEC by Centurium Capital Partners 2018, L.P. on September 19, 2019)

Exhibit 2 Proposal from the Buyer Consortium to the Issuer’s Board dated September 18, 2019 (incorporated by reference to Annex A of Exhibit 99.1 to the Form 6-K furnished to the SEC by the Issuer on September 19, 2019)

CUSIP No. G21515104

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2019

CITIC Capital China Partners IV, L.P.

By: CCP IV GP LTD., its General Partner

By:	/s/ Chan Kai Kong
	Name:	Chan Kai Kong
	Title:	Director

CCP IV GP LTD.

By:	/s/ Chan Kai Kong
	Name:	Chan Kai Kong
	Title:	Director

CITIC CAPITAL PARTNERS LIMITED

By:	/s/ Chan Kai Kong
	Name:	Chan Kai Kong
	Title:	Director

CITIC CAPITAL HOLDINGS LIMITED

By:	/s/ Yichen Zhang
	Name:	Yichen Zhang
	Title:	Director

[Signature page to the Amendment No. 4 to Schedule 13D]

CUSIP No. G21515104

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Name	Citizenship	Present Principal Occupation or Employment	Business Address

Zhang, Yichen	Hong Kong	Chairman, Chief Executive Officer & Director – CCHL & CITIC Capital Partners Limited	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Matsukawa, Rikizo	Japan	Managing Director – CCHL, Japan Private Equity, Director – CCP IV GP Ltd.	10/F, Hirakawacho Mori Tower, 2-16-1 Hirakawacho, Chiyoda-ku, Tokyo 102-0093, Japan

Chew, Boon Lian	Singapore	Senior Managing Director – CCHL & Managing Partner of CITIC Capital Partners	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Fung Yee Man, Annie	Britain	Chief Operating Officer & Senior Managing Director – CCHL	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Chan, Kai Kong	Singapore	Chief Financial Officer, Senior Managing Director – CCHL & Director – CITIC Capital Partners Limited	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Zhang, Haitao	China	Vice Chairman, President, Head of Asset Management & Director – CCHL	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Al-Kuwari, Abdulla Ali M A	Qatar	Qatar Investment Authority, Director – CCHL	5th Floor, Q-Tel Tower, Diplomatic St, PO Box 23224, Doha, Qatar

Lai, Chi Ming Jimmy	Hong Kong	General Manager – Tenpay, Director – CCHL	11/F, Tencent Building, Kejizhongyi Avenue, Hi-tech Park, Nanshan District, Shenzhen, People’s Republic of China

CUSIP No. G21515104

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Name	Citizenship	Present Principal Occupation or Employment	Business Address

Chen, I-hsuan	Taiwan	Senior Assistant Vice President – Fubon Life Insurance Co., Ltd., Director – CCHL	9F, No. 108, Section 1, Dunhua South Road, Taipei, 10557, Taiwan, R.O.C.

Mitchell, James Gordon	Britain	Chief Strategy Officer & Senior Executive Vice President – Tencent Holdings Limited, Director – CCHL	29F, Three Pacific Place, Wanchai, Hong Kong

Lin, Yun-Ku	Taiwan	President – Fubon Financial Holding Venture Capital Corp., Director – CCHL	9F, No. 108, Section 1, Dunhua South Road, Taipei, 10557, Taiwan, R.O.C.

Al-Sowaidi, Mohammed Saif SS	Qatar	Head (New York) – Qatar Investment Authority, Director – CCHL	9 West 57th Street, 34th Floor, New York, NY 10019, USA

Qian, Guorong	China	Vice Chairman, President – CITIC Capital Equity Investment (Tianjin)	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Cheung, Miu	Australia	Senior Managing Director & Managing Partner of Structured Investment & Finance – CCHL	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Ching, Hiu Yuen	Hong Kong	Senior Managing Director & Managing Partner of Real Estate – CCHL	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Allegaert, Hans Omer	Belgium	Director – CCP IV GP Ltd.	Suite 540, 410 Park Avenue, New York, NY 10022, USA

Xu, Zhichao	China	Vice Chairman, Head of Special Situations & President of CITIC Capital (Ningbo) Investment Management - CCHL	9/F, East Tower, Genesis Beijing, 8 Xinyuan South Road, Chaoyang District, Beijing 100027, China

Xin, Yuesheng	China	Senior Managing Director – CCHL & Managing Partner of CITIC Capital Partners	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong